Exhibit 10.1

Summary of an Agreement for Design and Construction of a Manufacturing Facility of Bio-pharmaceutical Products Dated October 30, 2011

1.	Parties: Pluristem Ltd. ("Pluristem") and Biopharmax Group (1996) Ltd. (the "Contractor").

2.	Signing Date: October 24, 2011.

3.
The Project: The Contractor is required to design and construct Pluristem’s new manufacturing facility, in a space to be leased as of January 2012, as a turn key project (the "Project") that will meet the requirements of the U.S., Canadian, Israeli and European regulatory authorities and current Good Manufacturing Practices (cGMP).

4.
Expected Completion: The Project is planned to be completed in the fourth calendar quarter of 2012. The Contractor is required to pay certain penalties for not meeting the time schedule agreed between the parties.

5.
Consideration: the Contractor is eligible to receive aggregate consideration of NIS 22,800,000 (approximately $6,246,575 based on current exchange ratio of $1=NIS3.65) plus value added tax (the "Consideration").

6.
Equity Consideration: Pluristem has the option to pay a certain portion of the Consideration in up to 2,000,000 shares of Common Stock of the registrant (the "Shares"). The net cash consideration received by Contractor from the immediate sale of the Shares shall be deducted from the Consideration. In the event that Contractor elects to hold the Shares rather than selling them, the value of the Shares based on the closing price of the registrant's shares of Common Stock on Nasdaq on the date in which the Shares have been issued to Contractor shall be deducted from the Consideration.

7.
Termination: Pluristem may terminate the Agreement at any time by a written notice to the Contractor. In case of termination by Pluristem for convenience, Pluristem shall be required to pay penalty of $250,000 in addition to the payment for the services provided by the Contractor prior to the termination date.